Start of two new Phase II clinical trials with anti-cancer compound ZK-EPO in U.S.

Berlin, May 23, 2006 - Schering AG, Germany (FSE: SCH, NYSE: SHR) announced today the start of two new Phase II clinical studies in the United States and Canada evaluating its novel epothilone, ZK-EPO, for the treatment of metastatic breast cancer and recurrent ovarian cancer. The aim of these trials is to establish "proof of concept" while assessing objective response rates of ZK-EPO in each of these cancer types.

ZK-EPO is a novel epothilone that was strategically designed to overcome the limitations associated with other microtubule stabilizing agents by combining high potency with a wide therapeutic window.

"Through the development of these broad and thorough Phase II clinical trials, Schering is committed to fully exploring the potential of ZK-EPO," said Peter Zundorf, Head of Schering Group's Oncology Global Business Unit. "Results to-date lead us to believe that ZK-EPO has the potential to become an important treatment option for patients suffering from these devastating diseases."

The single arm, open-label Phase II metastatic breast cancer trial will recruit patients in about 20 study sites across the United States and Canada. ZK-EPO will be administered every three weeks to patients who had up to three previous lines of chemotherapy. Patients will have had previous taxane and anthracycline-based chemotherapy, whether in combination or as separate regimens.

The second Phase I/II trial with ZK-EPO in combination with carboplatin seeks to enroll patients with recurrent ovarian cancer after first-line treatment with platinum-based chemotherapy. This study will be conducted in up to 30 centers across the United States and Canada.

Two further studies to be conducted in North America are under preparation and will likely be initiated in the second half of 2006.

Additional Phase II trials are currently underway in Europe, evaluating ZK-EPO in non-small-cell lung, small-cell lung, breast and ovarian cancers. The small-cell lung cancer trial was recently initiated in Germany. ZK-EPO will be tested as first-line mono therapy.

A phase l study in patients with various solid tumors is ongoing in Japan.

Additional information about ZK-EPO
ZK-EPO is a novel epothilone that was strategically designed to overcome the limitations associated with other microtubule stabilizing agents by combining high potency with a wide therapeutic window. ZK-EPO exhibits significant efficacy across a broad spectrum of tumor models in vivo and in vitro, including even those that are multidrug resistant and are unresponsive to taxanes or anthracyclines.

First clinical data for ZK-EPO was presented at the 41st Annual Meeting of the American Society of Clinical Oncology (ASCO) in spring 2005. Data from the first Phase I trial demonstrates that ZK-EPO exhibits a favorable safety profile. Dose-related peripheral sensory neuropathy was the most common adverse event in a patient cohort that received neurotoxic chemotherapy prior to study entry. Anti-tumor activity in several solid tumors was also observed.

Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Gynecology&Andrology, Oncology, Diagnostic Imaging as well as Specialized Therapeutics for disabling diseases. As a global player with innovative products, Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. In Oncology, Schering AG maintains a prominent leadership position by offering a range of hematological and solid tumor treatments. Schering AG is strongly invested in bringing to market an innovative and broad oncology R&D portfolio of systemic and targeted therapies, potentially offering novel therapeutic options for people with cancer. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work

This press release has been published by Corporate Communication of Schering AG, Berlin, Germany.

Your contacts at Corporate Communication:
Media Relations: Verena von Bassewitz, T: +49-30-468 19 22 06, verena.vonbassewitz@schering.de
Investor Relations: Peter Vogt, T: +49-30-468 128 38, peter.vogt@schering.de
Pharma Communication: Frank Richtersmeier, T: +49-30-468 176 61;
frank.richtersmeier@schering.de

Your contacts in the U.S.:

Media Relations: Kimberley Jordan, T:+1-973-305 5340, kimberley_jordan@berlex.com
Investor Relations: Joanne Marion, T: +1-973-487 2164, joanne_marion@berlex.com

Find additional information at: www.schering.de/eng